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Anthony Cross (He/Him) · 2nd

CEO / Co-Founder at Zaiser Motors Inc. ⚡🏍⚡

Denver, Colorado, United States ·

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1 mutual connection: Madison Rifkin

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Zaiser Motors Inc.

Featured

Zaiser Promises 300-Mile Range With Its Electrocycle

RideApart.com

The startup company, Zaiser, is promising

Zaiser Motors' Long And Low 'Electrocycle' To Offer 2WD, 300

Forbes

Colorado-based Zaiser Motors sa

an electric motorcycle with a 300-mile   curvaceous Electrocycle will go 3

Experience



CEO / Co-Founder
Zaiser Motors Inc. · Full-time
Nov 2019 – Present · 1 yr 10 mos
Denver, Colorado, United States

Leading a team to build the world's first all-wheel-drive electric motorcycle.

Currently, we are in our initial funding round, raising $500k to build a production-intended prototype on Wefunder. I have taken a hands-on approach regarding design, promotion, and engineering. With a 300-mile range and advanced safety features, we want our electrocycle to be the safest, most



Zaiser Motors • The Electric Motorcycle...



Invest in Zaiser Motors: The First Twin-Hub...



Publisher / Editor
(SALT) Magazine
Dec 2017 – Jan 2021 · 3 yrs 2 mos
Denver Metropolitan Area

I started (SALT) Magazine with less than 20k in investment funding and have grown this print and digital publication into a profitable regional mainstay. I partnered with Meow Wolf and many other national businesses to strengthen the ties to











Marketing Director

Hodi's Half Note

Nov 2016 – Mar 2018 · 1 yr 5 mos

Fort Collins, Colorado Area

My key accomplishments were:

· Communicated directly with artists regarding event promotion

· Built a marketing strategy based on analytics data ...see more

Marketing Assistant

Aggie Theatre

Nov 2016 – Dec 2017 · 1 yr 2 mos

Fort Collins, Colorado Area

My key accomplishments were:

· Communicated directly with artists regarding event promotion

· Built a marketing strategy based on analytics data ...see more

Digital Editor

Scene Magazine of Northern Colorado

May 2015 – Sep 2016 · 1 yr 5 mos

Fort Collins, Colorado Area

As one of Fort Collins oldest publications, I successfully brought the magazine into the internet age.

· Created daily written / podcast content for the website

· Collaborated with print editorial staff to generate ...see more

Show 1 more experience ⌄

Education



HACC, Central Pennsylvania's Community College
Bachelor of Arts (B.A.), Music Business
2010 – 2012

Continued Studies in Music Theory and Production, as well as
Business and Communications. Dropped out of college to
start a business and began my carrier as an entrepreneur.

Capitol Area School For The Arts
Music, 4.0
2009 – 2010
Activities and Societies: Music Theory, Creative Writing,
Performance

Mechanicsburg Area Senior High School
High School, Music History, Literature, and Theory, 3.75
2006 – 2010
Activities and Societies: Marching Band (Pit), Percussion
Ensemble (Synth), Jazz Band, Musical, Fall Play



